

16012967


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 03 2016
REGISTRATIONS BRANCH
16

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66448

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RCG, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 THIRD AVENUE, SUITE 2001
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY BEDROSIAN (212) 508-7110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN CPAs LLP
(Name – *if individual, state last, first, middle name*)

132 NASSAU ST, SUITE 1023	NEW YORK	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ***Gregory Bedrosian***, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***RCG, LLC as of December 31, 2015***, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ______________________
Signature

Managing Partner
Title

Sworn to before me this 23rd day of February, 2016

X ______________________
Notary Public

MARK ROZELL
Notary Public, State of New York
No. 02RO4832285
Qualified in Nassau County
Commission Expires August 31, 2017

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Operations.
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

RCG, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS		
Cash and cash equivalents	$	339,931
Accounts receivable, net of $778,127 allowance		45,831
Loan to Parent (Note 5)		262,119
Total assets	$	647,882
LIABILITIES AND MEMBER'S CAPITAL		
Liabilities:		
Accounts payable and accrued expenses	$	23,104
Total liabilities		23,104
Commitments and Contingencies (Note 6)		
Capital (Note 4)		624,778
Total liabilities and capital	$	647,882

The accompanying notes are an integral part of this statement.
CONFIDENTIAL TREATMENT REQUESTED

RCG, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 1- Nature of Business

RCG, LLC (The "Company"), a Limited Liability Company, a wholly owned subsidiary of Redwood Capital Group, LLC (the "Parent") is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides strategic advisory services to technology, communications and media companies. Its primary services are private placement offerings and mergers and acquisitions.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2- Summary of Significant Accounting Policies

a) ***Revenue Recognition***
Revenues and expenses related to advisory fee income are recorded as earned and incurred, respectively. Some contracts require retainer fees which are non-refundable and which cover most of the services that the Company already has performed or will perform in the immediate future. These fees are recognized when billed.

b) ***Cash and Cash Equivalents***
The Company considers money market funds to be cash. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents. For money market funds, no insurance is provided.

c) ***Income Taxes***
Income taxes are not payable by, or provided for, the Company, since the Company is a Single Member Limited Liability Company. The accompanying financial statements have been adjusted to provide for unincorporated business tax based upon Company income, if applicable.

d) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 2- Summary of Significant Accounting Policies (continued)

e) ***Subsequent Events***

The Company has evaluated events and transactions that occurred between December 31, 2015 and February 8, 2016, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Note 3- Related Party

The Company shares employee, office space, administrative and occupancy expenses with the Parent. The Company recognizes its shares of expenses by a formula determined by the Parent. For the year ended December 31, 2015, the Parent allocated approximately $3,740,000 of such expenses to the Company. Parent allocated approximately $2,376,000 of employee compensation, $447,000 for rent, $391,000 for travel and entertainment, $270,000 for professional fees, $227,000 for insurance, and office supplies for $29,000. These amounts are included in the statement of operations.

Note 4- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2015, the Company's net capital of $316,218 was $311,828 in excess of its required net capital of $5,000. The Company's net capital ratio was 7.29%.

Note 5- Loan to Parent

In 2014, the Company loaned $206,720 to its Parent for the purpose of securing a lease on office space at 950 Third Avenue. The Parent used the funds to provide the landlord a security deposit on such lease. The loan is to be repaid in full upon the expiration of the loan agreement. The term of the loan is for 5 years with an option to renew for an additional five years.

Note 6- Commitments and Contingencies

The Company and its affiliates were named in a legal action in the normal course of its business activities. The Company has an indemnity agreement with its former client whereby its client is responsible for paying for the legal fees associated with the defense of this claim. Based upon counsel and management's opinion, the outcome of such matter is not expected to have a material adverse effect on the Company's financial position or changes in net assets. Also the Company's Parent, has contracted with a law firm to defend its rights as well as the Company's rights in this legal action. The Company's Parent has agreed to cover any legal expenses that are not paid by its client under the said indemnity agreement



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

<u>INDEPENDENT AUDITORS' REPORT</u>

To the Members of
RCG, LLC
950 Third Avenue – Suite 2001
New York, NY 10022

We have audited the accompanying statement of financial condition of RCG, LLC (the Company) as of **December 31, 2015**. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of RCG, LLC. as of **December 31, 2015** in conformity with accounting principles generally accepted in the United States.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 2, 2016